

September 30, 2010

Mr. Harry J. Cynkus
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

   Re: Rollins, Inc.
     Form 10-K for the year ended December 31, 2009
     Proxy Statement on Schedule 14A, filed March 16, 2010
     File No. 001-04422

Dear Mr. Cynkus:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 12. Employee Benefit and Stock Compensation Plans, page 65

1. We note that real estate and other combine to represent 22% of plan assets at December 31, 2009 and that this percentage is expected to increase to 25% in 2010. We also note that your disclosure indicates that for assets without readily determinable values, estimates were derived from investment manager discussions focusing on underlying fundamentals and significant events; and that real estate fund values are primarily reported by the fund manager and are based on valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market based comparable data, while hedge fund values are primarily valued based on net asset values [NAVs] calculated either by the fund or by the manager depending on the structure. Please tell us in greater detail how you value hard to value assets held by the pension plan. In particular tell us the significant assumptions used, how you

determined that such assumptions are appropriate, whether you make any adjustments to appraised values or NAVs provided, and your basis for any such adjustments.

Exhibits

2. It appears that exhibit (10)(p) omits exhibits that are referenced in the agreement. Item 601(b)(10) requires you to file all material contracts in their entirety. Please explain why the information was omitted or why the agreement itself is no longer material to investors. Otherwise, please file the complete agreements with your next periodic report.

3. We note that exhibits (10)(i) and (10)(p), evidencing your stock incentive plan amendments and your revolving credit agreement, are not executed. Please tell us why you have not filed an executed copy of this agreement. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Proxy Statement on Schedule 14A, filed March 16, 2010

General

4. In future filings, please provide the information required by Item 401(e) of Regulation S-K for each of your directors.

Performance-Based Plan, page 21

5. Please tell us how you determined the actual bonus amounts, between the ranges disclosed, after you concluded that the minimum performance requirements were exceeded. Is there a straight line scale or is it discretionary? Please confirm that you will provide similar clarification in future filings.

Equity Based Awards, page 22

6. Please tell us how you determined the stock awards made to the named executive officers in 2009. Your statement on page 23 that the awards are "purely discretionary" does not provide sufficient detail as to how and why you awarded the amounts you did in 2009. Please confirm that you will provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 with any questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Staff Attorney at (202) 551-3657 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor